Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hawthorn Bancshares, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statement (No. 333-136477) on Form S-8 and the registration statement (No. 333-101415) on Form S-3D of Hawthorn Bancshares, Inc., of our reports dated March 12, 2021, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of the Company.

/s/ KPMG LLP

St. Louis, Missouri

March 12, 2021